FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report Of Foreign Private Issuer

                   Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the period ending June 30, 2010
Commission File Number: 0-28542

                             ICTS International N.V.
                             -----------------------
                 (Translation of registrant's name into English)

               Biesbosch 225, 1181 JC Amstelveen, The Netherlands
               --------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F     X                             Form 40-F        _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______ ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes_____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                             ICTS INTERNATIONAL N.V
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

                                                          June 30,  December 31,
                                                            2010        2009
                                                          --------  ------------
                                                           (US $ in thousands)
                                                           -------------------
ASSETS
CURRENT ASSETS:
       Cash and cash equivalents                             $4,452      $4,835
       Restricted certificate of deposit                      3,500       3,500
       Accounts receivable, net                              11,805      11,556
       Prepaid expenses and other current assets              1,761       1,307
                                                          ---------    ---------
Total current assets                                        $21,518     $21,198

Property and equipment, net                                   1,528       1,873
Goodwill                                                        314         314
Receivable - Unites States Transportation
       Security Administration                                    -       3,000
Other assets                                                    310         442
                                                          ---------    ---------
Total assets                                                $23,670     $26,827
                                                          =========    =========

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
CURRENT LIABILITIES:
       Notes payable - bank                                  $5,878      $6,070
       Accounts payable                                       3,405       2,684
       Accrued expenses and other current liabilities        22,640      21,856
       Current liabilities from discontinued operations         650       1,222
                                                          ---------    ---------
Total current liabilities                                   $32,573     $31,832

Convertible notes payable to related party, including
       accrued interest                                      11,864      10,144
Other liabilities                                             1,560       3,141
                                                          ---------    ---------
                                                             13,424      13,285
                                                          ---------    ---------
Total liabilities                                           $45,997     $45,117
                                                          =========    =========

SHAREHOLDERS'  DEFICIENCY
       Common stock, (Euro) 0.45 par value, 17,000,000
       shares authorized;
            8,009,185 shares issued and outstanding as
            of June 30, 2010;
            7,890,137 shares issued and outstanding as
            of December 31,2009                             $4,475       $4,409
       Additional paid-in capital                           20,843       20,661
       Accumulated deficit                                 (40,361)     (35,904)
       Accumulated other comprehensive loss                 (7,284)      (7,456)
Total shareholders' deficiency                             (22,327)     (18,290)
                                                          ---------    ---------
Total  liabilities and shareholders' equity                $23,670      $26,827
                                                          =========    =========

                             ICTS INTERNATIONAL N.V
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (US $ in thousands, except share and per share data)
                                   (Unaudited)




                                              Six months ended  Six months ended
                                                June 30, 2010     June 30, 2009
                                                -------------     -------------

Revenue                                              $47,560            $45,973
Cost of revenue                                       42,318             41,111
                                                  -----------        -----------
GROSS PROFIT                                           5,242              4,862
Selling, general and administrative expenses           6,862              6,797
                                                  -----------        -----------
OPERATING LOSS                                         1,620              1,935
Other expenses, net                                    1.836                466
                                                  -----------        -----------
LOSS BEFORE EQUITY LOSS FROM INVESTMENT
          IN AFFILIATES AND INCOME TAX EXPENSES        3,456              2,401
Equity loss from investments in affiliates               675                  -
Income tax expense                                       236                 12
                                                  -----------        -----------
LOSS FROM CONTINUING OPERATIONS                        4,367              2,413
Income (Loss) from discontinued operations               (90)             4,811
                                                  -----------        -----------
NET INCOME (LOSS)                                    $(4,457)            $2,398
                                                  ===========        ===========

INCOME(LOSS) PER SHARE, BASIC AND DILUTED
Continuing operations                                 $(0.55)            $(0.37)
Discontinued operations                               $(0.01)            $ 0.74
                                                  -----------        -----------
Net income (loss)                                     $(0.56)            $ 0.37
                                                  ===========        ===========

Weighted average number of shares outstanding      7,890,137          6,536,433

COMPREHENSIVE INCOME (LOSS)
Net income (loss)                                    $(4,457)            $2,398
Translation adjustment                                   172                (54)
                                                  -----------        -----------
Comprehensive income (loss)                          $(4,285)            $2,344
                                                  ===========        ===========

                                    Overview
                                    --------

      ICTS International, N.V., including its subsidiaries (referred here as the "Company") is a provider of aviation security and other aviation related services through service contracts with airline companies, airport authorities and governments.

      The following summary of information represents only the results of the Company from continuing operations unless mentioned otherwise and relates to period of six months ending at June 30, 2010 and to the comparable period ending at June 30, 2009. All amounts are in thousands (U.S Dollars). More detailed information about the 2009 figures can be found in the Company's financial statements for the whole year 2009 which are attached to the Company's 20F form.

      Revenue - Revenues for the period ended June 30, 2010 were $47.6 million compared to $46.0 million in the first six months of 2009. Revenues from U.S operations decreased by $1.1 million compared to the first six months of 2009 mainly because of the economic slowdown and the increasing competition in the related aviation security services segment. Revenues from the European activities increased by $2.7 million compared to the 2009 comparable period as the Company extended the security services it provides in its existing locations. In addition, revenues of the European activities were affected by the translation of the Euro to the Dollars, as this year, the exchange rate decreased by 4.6%.

      Cost of revenue - Cost of revenue for the period ended June 30, 2010 was $42.3 million (89.0% of revenue) compared to $41.1 million (89.4% of revenue) for the first six months of 2009. Cost of revenue includes also the expenses of the Technology segment of the Company which totaled to $1.4 million for the period ended June 30, 2010 compared to $1.0 million in the comparable period.

      Selling, general and administrative expenses (SG&A) - SG&A expenses were $6.9 million for the period ended June 30, 2010 (14.4% of revenue) compared to $6.8 million (14.8% of revenue) for the 2009 comparable period.

      Other expenses, net - Other expenses, net include interest to banks and related party regarding the Company's loans, exchange rate expenses, bank charges and expenses regarding the agreements between the Company and the United States Transportation Security Administration ("TSA") and the Unites States Department of Labor ("DOL"). Other expenses, net, were $1,836 for the first six months of 2010 compared to $466 for the comparable period ending June 30, 2009.

      During 2010, the Company reached an agreement with the DOL and the TSA. The receivable of $3 million from the TSA was eliminated and the liability to the DOL was decreased from $3 million to $1.5 million. The financial affect of those agreements totaled to a onetime expense of $1.5 million, which was reflected in the results of the first six months of 2010.

      Interest expenses to related party totaled $250 in the first six months of 2010 compared to $181 in the comparable period of 2009. Exchange rate income in the first six months of 2010 totaled $526 compared to $37 at the 2009 comparable period.

      Equity loss from investment in affiliates - As of December 31, 2009 the Company had an ownership interest in Inksure Technologies Inc ("Inksure") of 27.4%. In the beginning of 2010, the Company invested $675 in a private placement done by Inksure. As the Company presents its investment according to the equity method, and as Inksure's equity after the private placement was still negative, the Company expensed its additional investment to the profit and loss report. As of June 30, 2010, the Company holds 23.9% of Inksure.

      Income tax expense - Income tax expenses were $236 for the period ended June 30, 2010 compared to $12 for the 2009 comparable period. The increase of the expenses relates to income taxes payable in different locations in Europe and based on the local tax requirements in the different countries.

      Loss from continued operations - As a result of the foregoing, ICTS's loss from continued operations amounted $4.4 million for the first six months of 2010, compared to $2.4 million loss for the first six months of 2009.

      Income from discontinued operations -During the first 6 months of 2009, the Company has reached into an agreement with the landlord of the Explore sites on which ICTS will pay to the landlord $2.6 million until December 31, 2010. The company updated the liability recorded in its books accordingly, which resulted in profit of $4.7 million only from this transaction.

      Net Profit - As a result of the foregoing, ICTS's loss amounted $4.5 million for the first six months of 2010, compared to net income of $2.4 million for the comparable period of 2009.

                      Segment and Geographical Information
                      ------------------------------------

      The Company operates in three reportable segments: (a) Corporate (b) Airport security and other aviation services and (c) Technology. The Corporate segment does not generate revenue and contains primarily non-operational expenses. The Airport security and other aviation services segment provide services to airlines and airport authorities, in the United States of America, Europe and the Far East. The Technology segment is predominantly involved in the development and sale of identity security software to financial institutions and airport authorities, mainly in Europe. All inter - segment transactions are eliminated in the consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole. The operating results of these segments are based primarily on loss from continuing operations.


                                                                               Airport
                                                                            Security and
                                                                           Other Aviation
                                                            Corporate         Services         Technology          Total
                                                            ---------         --------         ----------          -----


Six months ended June 30, 2010:
  Revenue                                                           -          $47,310           $   250        $ 47,560
  Depreciation and amortization                                     6              342                23             371
  Income (loss) from continuing operations                    (1,457)            (917)           (1,993)         (4,367)
  Total assets                                                    995           22,088               587          23,670

Six months ended June 30, 2009:
  Revenue                                                           -          $45,647           $   326        $ 45,973
  Depreciation and amortization                                     5              321                19             345
  Income (loss) from continuing  operations                   (1,021)            (235)           (1,157)         (2,413)
  Total assets                                                    718           24,769               564          26,051


Revenue by country is summarized as follows:

                                     ------------------------------------------
                                               Six months ended June 30,
                                     ------------------------------------------
                                          2010                       2009
                                     ------------------------------------------
United States of America                $ 17,077                   $ 18,222
Netherlands                               20,686                     20,875
Other                                      9,797                      6,876
                                     ------------------------------------------
Total                                   $ 47,560                   $ 45,973
                                     ==========================================

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ICTS INTERNATIONAL N.V.

                                               By: /s/ Avraham Dan
                                                   ---------------
                                               Avraham Dan, Managing Director

Dated: December  28, 2010